                                                FILED PURSUANT TO RULE 424(b)(5)
                                                     REGISTRATION STATEMENT NOS.
                                                     333-15559 AND 333-15559-04
PROSPECTUS SUPPLEMENT
---------------------
(TO PROSPECTUS DATED DECEMBER 5, 1996)
                        14,000,000 PREFERRED SECURITIES
                            BANKAMERICA CAPITAL IV
                7% TRUST ORIGINATED PREFERRED SECURITIES,/(SM)/
                           SERIES 4 ("TOPrS/(SM)/")
                (LIQUIDATION AMOUNT $25 PER PREFERRED SECURITY)
   FULLY AND UNCONDITIONALLY GUARANTEED, TO THE EXTENT DESCRIBED HEREIN, BY
                            BANKAMERICA CORPORATION

                                --------------

  The 7% Trust Originated Preferred Securities, Series 4 (the "Series 4 Preferred Securities"), offered hereby represent beneficial interests in BankAmerica Capital IV, a trust created under the laws of the State of
Delaware (the "Series 4 Issuer Trust"). BankAmerica Corporation, a Delaware corporation (the "Corporation"), will be the owner of all of the beneficial interests represented by common securities of the Series 4 Issuer Trust ("Series 4 Common Securities" and, collectively with the Series 4 Preferred Securities, the "Series 4 Securities"). Bankers Trust Company is the Property Trustee of the Series 4
                                --------------         (Continued on next page)
SEE "RISK FACTORS" BEGINNING ON PAGE S-4 HEREOF FOR CERTAIN INFORMATION RELEVANT TO AN INVESTMENT IN THE SERIES 4 PREFERRED SECURITIES.
                                --------------
THESE SECURITIES ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF
ANY BANK OR ANY NONBANK SUBSIDIARY OF THE CORPORATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND OR ANY
OTHER GOVERNMENTAL AGENCY.
                                --------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR ANY STATE  SECURITIES COMMISSION
    PASSED UPON THE ACCURACY OR  ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR
      THE PROSPECTUS  TO WHICH  IT  RELATES. ANY  REPRESENTATION  TO  THE
       CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                                 PROCEEDS TO
                               INITIAL PUBLIC   UNDERWRITING     THE SERIES 4
                              OFFERING PRICE(1) COMMISSION(2) ISSUER TRUST(3)(4)
--------------------------------------------------------------------------------
Per Preferred Security.......      $25.00            (3)            $25.00
--------------------------------------------------------------------------------
Total........................   $350,000,000         (3)         $350,000,000

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Plus accrued Distributions, if any, from February 24, 1998.
(2) The Series 4 Issuer Trust and the Corporation have each agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) In view of the fact that the proceeds of the sale of the Series 4
    Preferred Securities will be invested in the Series 4 Subordinated Debentures, the Corporation has agreed to pay to the Underwriters as compensation ("Underwriters' Compensation") for their arranging the investment therein of such proceeds $.7875 per Series 4 Preferred Security or $.25 per Series 4 Preferred Security with respect to Series 4 Preferred Securities that have been initially allocated for sale to certain institutions. Based on such initial allocation, the estimated aggregate Underwriters' Compensation is $10,939,000. The actual aggregate Underwriters' Compensation will depend on the number of Series 4 Preferred Securities that are actually sold to institutions, which may be greater or less than the initial allocation. See "Underwriting."
(4) Expenses of the offering, which are payable by the Corporation, are estimated to be $350,000.
                                --------------
  This Prospectus Supplement and the related Prospectus may be used by BancAmerica Robertson Stephens, an affiliate of the Corporation and the Series 4 Issuer Trust, in connection with offers and sales related to secondary market transactions in the Series 4 Preferred Securities. BancAmerica
Robertson Stephens may act as principal or agent in such transactions. Such sales will be made at prices related to prevailing market prices at the time of sale or otherwise.

  The Series 4 Preferred Securities offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Series 4 Preferred Securities will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company in New York, New York, on or about February 24, 1998, against payment therefor in immediately available funds.

                                --------------
MERRILL LYNCH & CO.                    BANCAMERICA ROBERTSON STEPHENS
     MORGAN STANLEY DEAN WITTER
                      PAINEWEBBER INCORPORATED
                                    PRUDENTIAL SECURITIES INCORPORATED
                                                           SALOMON SMITH BARNEY

                                --------------

         The date of this Prospectus Supplement is February 19, 1998.
-------
(SM) "Trust Originated Preferred Securities" and "TOPrS" are service marks of Merrill Lynch & Co., Inc.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SERIES 4 PREFERRED SECURITIES, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS AND COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE
"UNDERWRITING."

                               ----------------
(cover page continued)

Issuer Trust. The Series 4 Issuer Trust exists for the sole purpose of issuing the Series 4 Securities and investing the proceeds thereof in 7% Junior Subordinated Deferrable Interest Debentures, Series 4 (the "Series 4 Subordinated Debentures"), to be issued by the Corporation. The Series 4 Subordinated Debentures will mature on March 31, 2028, which date may be (i) shortened to a date not earlier than February 24, 2003 or (ii) extended to a date not later than March 31, 2047, in each case if certain conditions are met (including, in the case of a shortening of the Stated Maturity (as defined herein), the Corporation having received prior approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve") to do so if then required under applicable capital guidelines or policies of the Federal Reserve). The Series 4 Preferred Securities will have a preference under certain circumstances with respect to cash distributions and amounts payable on liquidation, redemption or otherwise over the Series 4 Common Securities. See "Description of Preferred Securities--Subordination of Common Securities" in the accompanying Prospectus.

  Holders of the Series 4 Preferred Securities will be entitled to receive preferential cumulative cash distributions accumulating from the date of original issuance and payable quarterly in arrears on the last day of March, June, September and December of each year, commencing March 31, 1998, at the annual rate of 7% of the Liquidation Amount of $25 per Series 4 Preferred Security ("Distributions"). The Distribution on March 31, 1998 will be $.17986 per Series 4 Preferred Security. The Corporation has the right to defer payment of interest on the Series 4 Subordinated Debentures at any time or from time to time for a period not exceeding 20 consecutive quarters with respect to each deferral period (each, an "Extension Period"), provided that no Extension Period may extend beyond the Stated Maturity of the Series 4 Subordinated Debentures. Upon the termination of any such Extension Period and the payment of all amounts then due, the Corporation may elect to begin a new Extension Period subject to the requirements set forth herein. If interest payments on the Series 4 Subordinated Debentures are so deferred, Distributions on the Series 4 Preferred Securities will also be deferred and the Corporation will not be permitted, subject to certain exceptions described herein, to declare or pay any cash distributions with respect to the Corporation's capital stock or debt securities of the Corporation that rank pari passu in all respects with or junior to the Series 4 Subordinated Debentures. During an Extension Period, interest on the Series 4 Subordinated Debentures will continue to accrue (and the amount of Distributions to which holders of the Series 4 Preferred Securities are entitled will accumulate) at the rate of 7% per annum, compounded quarterly, and holders of Series 4 Preferred Securities will be required to accrue interest income for United States federal income tax purposes. See "Certain Terms of Series 4 Subordinated Debentures--Option to Extend Interest Payment Period" and "Certain Federal Income Tax Consequences--Interest Income and Original Issue Discount."

  The Corporation has, through the Series 4 Guarantee, the Trust Agreement, the Series 4 Subordinated Debentures, the Junior Subordinated Indenture and the Expense Agreement (each as defined herein), taken together, fully, irrevocably and unconditionally guaranteed all of the Series 4 Issuer Trust's obligations under the Series 4 Preferred Securities. See "Relationship Among the Preferred Securities, the Corresponding Junior Subordinated Debentures and the Guarantees--Full and Unconditional Guarantee" in the accompanying Prospectus. The Series 4 Guarantee of the Corporation guarantees the payment of Distributions and payments on liquidation or redemption of the Series 4 Preferred Securities, but only in each case to the extent of funds held by the Series 4 Issuer Trust, as described herein (the "Series 4 Guarantee"). See "Description of Guarantees" in the accompanying Prospectus. If the Corporation does not make interest payments on the Series 4 Subordinated Debentures held by the Series 4 Issuer Trust, the Series 4 Issuer Trust will have insufficient funds to pay Distributions on the Series 4 Preferred Securities. The Series 4 Guarantee does not cover payment of Distributions when the Series 4 Issuer Trust does not have sufficient funds to pay such Distributions. In such event, a holder of Series 4 Preferred Securities may institute a legal proceeding directly against the Corporation to enforce payment of such Distributions to such holder. See "Description

(cover page continued)

of Junior Subordinated Debentures-- Enforcement of Certain Rights By Holders of Preferred Securities" in the accompanying Prospectus. The obligations of the Corporation under the Series 4 Guarantee are subordinate and junior in right of payment to all Senior Indebtedness (as defined in "Description of Junior Subordinated Debentures--Subordination" in the accompanying Prospectus) of the Corporation.

  The Series 4 Preferred Securities are subject to mandatory redemption, in whole or in part, upon repayment of the Series 4 Subordinated Debentures at their Stated Maturity or their earlier redemption. Subject to the Corporation having received prior approval of the Federal Reserve to do so if then required under applicable capital guidelines or policies of the Federal Reserve, the Series 4 Subordinated Debentures are redeemable prior to their Stated Maturity at the option of the Corporation (i) on or after February 24, 2003, in whole at any time or in part from time to time, or (ii) in whole (but not in part) prior to February 24, 2003 and within 90 days following the occurrence of a Tax Event or Capital Treatment Event (each as defined herein), in each case at a price equal to 100% of the principal amount of the Series 4 Subordinated Debentures so redeemed plus the accrued and unpaid interest on the Series 4 Subordinated Debentures so redeemed to the date fixed for redemption. See "Certain Terms of Series 4 Preferred Securities--Redemption."

  The Corporation will have the right at any time to terminate the Series 4 Issuer Trust and, after satisfaction of liabilities to creditors of the Series 4 Issuer Trust as required by applicable law, cause the Series 4 Subordinated Debentures to be distributed to the holders of the Series 4 Securities in liquidation of the Series 4 Issuer Trust, subject to the Corporation having received prior approval of the Federal Reserve to do so if then required under applicable capital guidelines or policies of the Federal Reserve. See "Certain Terms of Series 4 Preferred Securities--Liquidation of Series 4 Issuer Trust and Distribution of Series 4 Subordinated Debentures to Holders."

  The Series 4 Subordinated Debentures are unsecured and subordinated to all Senior Indebtedness. See "Risk Factors--Ranking of Subordinated Obligations Under the Series 4 Guarantee and the Series 4 Subordinated Debentures."

  In the event of the termination of the Series 4 Issuer Trust, after satisfaction of liabilities to creditors of the Series 4 Issuer Trust as required by applicable law, the holders of the Series 4 Preferred Securities will be entitled to receive a Liquidation Amount of $25 per Series 4 Preferred Security plus accumulated and unpaid Distributions thereon to the date of payment, which may be in the form of a distribution of such amount in Series 4 Subordinated Debentures, subject to certain exceptions. See "Description of Preferred Securities--Liquidation Distribution Upon Termination" in the accompanying Prospectus.

  The Series 4 Preferred Securities have been approved for listing on the New York Stock Exchange under the symbol "BAC PrY," subject to notice of issuance. Trading of the Series 4 Preferred Securities on the New York Stock Exchange is expected to commence within a 30-day period after the initial delivery of the Series 4 Preferred Securities. If the Series 4 Subordinated Debentures are distributed to the holders of Series 4 Preferred Securities upon the liquidation of the Series 4 Issuer Trust, the Corporation will use its best efforts to list the Series 4 Subordinated Debentures on the New York Stock Exchange or such other stock exchanges or other automated quotation systems, if any, on which the Series 4 Preferred Securities are then listed or traded.

  The Series 4 Preferred Securities will be represented by global certificates registered in the name of The Depository Trust Company ("DTC") or its nominee. Beneficial interests in the Series 4 Preferred Securities will be shown on, and transfers thereof will be effected only through, records maintained by participants in DTC. Except as described in the accompanying Prospectus, Series 4 Preferred Securities in certificated form will not be issued in exchange for the global certificates. See "Book-Entry Issuance" in the accompanying Prospectus.

  The information in this Prospectus Supplement supplements and should be read in conjunction with the information contained in the accompanying Prospectus. As used herein, (i) the "Junior Subordinated Indenture" means the Junior Subordinated Indenture, as amended and supplemented from time to time, between the Corporation and Bankers Trust Company, as trustee (the "Debenture Trustee"), and (ii) the "Trust Agreement" means the Amended and Restated Trust Agreement relating to the Series 4 Issuer Trust among the Corporation, as Depositor, Bankers Trust Company, as Property Trustee (the "Property Trustee"), Bankers Trust (Delaware), as Delaware Trustee (the "Delaware Trustee"), and the Administrative Trustees named therein (collectively, with the Property Trustee and Delaware Trustee, the "Issuer Trustees"). Each of the other capitalized terms used in this Prospectus Supplement and not otherwise defined in this Prospectus Supplement has the meaning set forth in the accompanying Prospectus.

                                 RISK FACTORS

  Prospective purchasers of the Series 4 Preferred Securities should carefully review the information contained elsewhere in this Prospectus Supplement and in the accompanying Prospectus and should particularly consider the following matters.

RANKING OF SUBORDINATED OBLIGATIONS UNDER THE SERIES 4 GUARANTEE AND THE SERIES 4 SUBORDINATED DEBENTURES

  The obligations of the Corporation under the Series 4 Guarantee issued by the Corporation for the benefit of the holders of Series 4 Preferred Securities and under the Series 4 Subordinated Debentures are subordinate and junior in right of payment to all Senior Indebtedness of the Corporation. At December 31, 1997, the aggregate outstanding Senior Indebtedness of the Corporation was approximately $14.5 billion. Because the Corporation is a holding company, the right of the Corporation to participate in any distribution of assets of any subsidiary, including Bank of America National Trust and Savings Association, upon such subsidiary's liquidation or reorganization or otherwise (and thus the ability of holders of the Series 4 Preferred Securities to benefit indirectly from such distribution), is subject to the prior claims of creditors of that subsidiary, except to the extent that the Corporation may itself be recognized as a creditor of that subsidiary. In addition, there are also various legal limitations on the extent to which the Corporation's depository subsidiaries may extend credit, pay dividends or otherwise supply funds to the Corporation or various of its affiliates. Accordingly, the Series 4 Subordinated Debentures will be effectively subordinated to all existing and future liabilities of the Corporation's subsidiaries, and holders of Series 4 Subordinated Debentures and the Series 4 Guarantee should look only to the assets of the Corporation for payments on the Series 4 Subordinated Debentures and the Series 4 Guarantee. See "BankAmerica Corporation." None of the Junior Subordinated Indenture, the Series 4 Guarantee or the Trust Agreement places any limitation on the amount of secured or unsecured debt, including Senior Indebtedness, that may be incurred by the Corporation. See "Description of Guarantees--Status of the Guarantees" and "Description of Junior Subordinated Debentures--Subordination" in the accompanying Prospectus.

  The ability of the Series 4 Issuer Trust to pay amounts due on the Series 4 Preferred Securities is solely dependent upon the Corporation making payments on the Series 4 Subordinated Debentures as and when required.

OPTION TO EXTEND INTEREST PAYMENT PERIOD; TAX CONSEQUENCES

  So long as no Event of Default under the Junior Subordinated Indenture has occurred or is continuing, the Corporation has the right under the Junior Subordinated Indenture to defer the payment of interest on the Series 4 Subordinated Debentures at any time or from time to time for a period not exceeding 20 consecutive quarters with respect to each Extension Period, provided that no Extension

Period may extend beyond the Stated Maturity of the Series 4 Subordinated Debentures. As a consequence of any such deferral, quarterly Distributions on the Series 4 Preferred Securities by the Series 4 Issuer Trust will be deferred (and the amount of Distributions to which holders of the Series 4 Preferred Securities are entitled will accumulate additional Distributions thereon at the rate of 7% per annum, compounded quarterly from the relevant payment date for such Distributions) during any such Extension Period. During any such Extension Period, the Corporation may not, and may not permit any subsidiary of the Corporation to, (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Corporation's capital stock, (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Corporation (including other Junior Subordinated Debentures) that rank pari passu in all respects with or junior in interest to the Series 4 Subordinated Debentures or (iii) make any guarantee payments with respect to any guarantee by the Corporation of the debt securities of any subsidiary of the Corporation if such guarantee ranks pari passu with or junior in interest to the Series 4 Subordinated Debentures (other than (a) dividends or distributions in common stock of the Corporation, (b) any declaration of a dividend in connection with the implementation of a stockholders' rights plan, or the issuance of stock under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto,
(c) payments under any Guarantee or under any similar guarantee and (d) purchases of common stock related to the issuance of common stock or rights under any of the Corporation's (including its subsidiaries') benefit plans for their directors, officers or employees). Prior to the termination of any such Extension Period, the Corporation may further defer the payment of interest, provided that no Extension Period may exceed 20 consecutive quarters or extend beyond the Stated Maturity of the Series 4 Subordinated Debentures. Upon the termination of any Extension Period and the payment of all interest then accrued and unpaid (together with interest thereon at the annual rate of 7%, compounded quarterly, to the extent permitted by applicable law), the Corporation may elect to begin a new Extension Period subject to the above requirements. There is no limitation on the number of times that the Corporation may elect to begin an Extension Period. See "Certain Terms of Series 4 Preferred Securities--Distributions" and "Certain Terms of Series 4 Subordinated Debentures--Option to Extend Interest Payment Period."

  Should an Extension Period occur, a holder of Series 4 Preferred Securities will continue to accrue income (in the form of original issue discount, which will include both stated interest and any de minimis original issue discount on the Series 4 Subordinated Debentures) in respect of its pro rata share of the Series 4 Subordinated Debentures held by the Series 4 Issuer Trust for United States federal income tax purposes. As a result, a holder of Series 4 Preferred Securities will include such income in gross income for United States federal income tax purposes in advance of the receipt of cash, and will not receive the cash related to such income from the Series 4 Issuer Trust if the holder disposes of the Series 4 Preferred Securities prior to the record date for the payment of Distributions. See "Certain Federal Income Tax Consequences--Interest Income and Original Issue Discount" and "--Sales or Redemption of Series 4 Preferred Securities."

  The Corporation has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the Series 4 Subordinated Debentures. However, should the Corporation elect to exercise such right in the future, the market price of the Series 4 Preferred Securities is likely to be affected. A holder that disposes of its Series 4 Preferred Securities during an Extension Period, therefore, might not receive the same return on its investment as a holder that continues to hold its Series 4 Preferred Securities. In addition, as a result of the existence of the Corporation's right to defer interest payments, the market price of the Series 4 Preferred Securities (which represent preferred beneficial interests in the Series 4 Issuer Trust) may be more volatile than the market prices of other securities on which original issue discount accrues that are not subject to such deferrals.

TAX EVENT OR CAPITAL TREATMENT EVENT REDEMPTION

  Upon the occurrence and during the continuation of a Tax Event or Capital Treatment Event, the Corporation has the right to redeem the Series 4 Subordinated Debentures in whole (but not in part) prior to February 24, 2003 and within 90 days following the occurrence of such Tax Event or Capital Treatment Event and therefore cause a mandatory redemption of the Series 4 Preferred Securities. Any such redemption shall be at a price equal to the principal amount of the Series 4 Subordinated Debentures, together with accrued interest to but excluding the date fixed for redemption. The exercise of such right is subject to the Corporation having received prior approval of the Federal Reserve to do so if then required under applicable capital guidelines or policies of the Federal Reserve.

  A "Tax Event" means the receipt by the Series 4 Issuer Trust of an opinion of counsel to the Corporation experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which pronouncement or decision is announced on or after the date of issuance of the Series 4 Preferred Securities under the Trust Agreement, there is more than an insubstantial risk that (i) the Series 4 Issuer Trust is, or will be within 90 days of the date of such opinion, subject to United States federal income tax with respect to income received or accrued on the Series 4 Subordinated Debentures, (ii) interest payable by the Corporation on the Series 4 Subordinated Debentures is not, or within 90 days of such opinion, will not be, deductible by the Corporation, in whole or in part, for United States federal income tax purposes, or (iii) the Series 4 Issuer Trust is, or will be within 90 days of the date of the opinion, subject to more than a de minimis amount of other taxes, duties or other governmental charges.

  A "Capital Treatment Event" means the reasonable determination by the Corporation that, as a result of the occurrence of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision thereof or therein, or as a result of any official or administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such pronouncement, action or decision is announced on or after the date of issuance of the Series 4 Preferred Securities under the Trust Agreement, there is more than an insubstantial risk that the Corporation will not be entitled to treat an amount equal to the Liquidation Amount of the Series 4 Preferred Securities as "Tier 1 Capital" (or the then equivalent thereof) for purposes of the capital adequacy guidelines of the Federal Reserve, as then in effect and applicable to the Corporation.

EXCHANGE OF SERIES 4 SECURITIES FOR SERIES 4 SUBORDINATED DEBENTURES

  The Corporation will have the right at any time to terminate the Series 4 Issuer Trust and after satisfaction of the liabilities of creditors of the Series 4 Issuer Trust as provided by applicable law cause the Series 4 Subordinated Debentures to be distributed to the holders of the Series 4 Securities in liquidation of the Series 4 Issuer Trust. The exercise of such right is subject to the Corporation having received prior approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve. See "Certain Terms of Series 4 Preferred Securities--Liquidation of Series 4 Issuer Trust and Distribution of Series 4 Subordinated Debentures to Holders."

EXTENSION OF STATED MATURITY OF SERIES 4 SUBORDINATED DEBENTURES

  The Corporation will also have the right to extend the maturity of the Series 4 Subordinated Debentures, whether or not the Series 4 Issuer Trust is terminated and the Series 4 Subordinated Debentures are distributed to holders of the Series 4 Preferred Securities, to a date no later than March 31, 2047, provided that the Corporation can extend the maturity only if at the time such election is made and at the time of such extension (i) the Corporation is not in bankruptcy, otherwise insolvent or in liquidation, (ii) the Corporation is not in default in the payment of any interest or principal on the Series 4 Subordinated Debentures, (iii) the Series 4 Issuer Trust is not in arrears on payments of Distributions on the Series 4 Preferred Securities and no deferred Distributions are accumulated and (iv) the Series 4 Subordinated Debentures are rated not less than BBB- by Standard & Poor's Ratings Services or Baa3 by Moody's Investors Service, Inc. or the equivalent by any other nationally recognized statistical rating organization.

MARKET PRICES

  There can be no assurance as to the market prices for Series 4 Preferred Securities or Series 4 Subordinated Debentures that may be distributed in exchange for Series 4 Preferred Securities if a liquidation of the Series 4 Issuer Trust occurs. Accordingly, the Series 4 Preferred Securities that an investor may purchase, whether pursuant to the offer made hereby or in the secondary market, or the Series 4 Subordinated Debentures that a holder of Series 4 Preferred Securities may receive on liquidation of the Series 4 Issuer Trust, may trade at a discount to the price that the investor paid to purchase the Series 4 Preferred Securities offered hereby. In addition, because the Corporation has the right (i) to shorten the Stated Maturity of the Series 4 Subordinated Debentures (subject to prior approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve) or (ii) to extend the maturity of the Series 4 Subordinated Debentures (subject to the conditions described above), there can be no assurance that the Corporation will not exercise its option to change the maturity of the Series 4 Subordinated Debentures as permitted by the terms thereof and of the Junior Subordinated Indenture. Because holders of Series 4 Preferred Securities may receive Series 4 Subordinated Debentures on termination of the Series 4 Issuer Trust, prospective purchasers of Series 4 Preferred Securities are also making an investment decision with regard to the Series 4 Subordinated Debentures and should carefully review all the information regarding the Series 4 Subordinated Debentures contained herein. See "Certain Terms of the Series 4 Subordinated Debentures" in this Prospectus Supplement and "Description of Junior Subordinated Debentures--Corresponding Junior Subordinated Debentures" in the accompanying Prospectus.

RIGHTS UNDER THE SERIES 4 GUARANTEE

  The Series 4 Guarantee will be qualified as an indenture under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). Bankers Trust Company will act as the indenture trustee under the Series 4 Guarantee (the "Guarantee Trustee") for the purposes of compliance with the Trust Indenture Act and will hold the Series 4 Guarantee for the benefit of the holders of the Series 4 Preferred Securities. Bankers Trust Company will also act as Debenture Trustee for the Series 4 Subordinated Debentures and as Property Trustee and Bankers Trust (Delaware) will act as Delaware Trustee under the Trust Agreement. The Series 4 Guarantee guarantees to the holders of the Series 4 Preferred Securities the following payments, to the extent not paid by the Series 4 Issuer Trust: (i) any accrued and unpaid Distributions required to be paid on the Series 4 Preferred Securities, to the extent that the Series 4 Issuer Trust has funds on hand available therefor at such time,
(ii) the Redemption Price with respect to any Series 4 Preferred Securities called for redemption, to the extent that the Series 4 Issuer Trust has funds on hand available therefor at such time and (iii) upon a voluntary or involuntary termination, winding-up or liquidation of the Series 4 Issuer Trust (unless the Series 4 Subordinated Debentures are distributed to holders of the Series 4 Preferred Securities), the lesser of (a) the aggregate of the Liquidation Amount and all accrued and unpaid Distributions to the date of payment to the extent that the Series 4 Issuer Trust has funds on hand available therefor at such time and (b) the amount of assets of the Series 4 Issuer Trust remaining available for distribution to holders of the Series 4 Preferred Securities on liquidation of the Series 4 Issuer Trust. The Series 4 Guarantee is subordinate as described under "--Ranking of Subordinated Obligations Under the Series 4 Guarantee and the Series 4 Subordinated Debentures." The holders of not less than a majority in aggregate Liquidation Amount of the Series 4 Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of the Series 4 Guarantee or to direct the exercise of any trust power conferred upon the Guarantee Trustee under the Series 4 Guarantee. Any holder of the Series 4 Preferred Securities may institute a legal proceeding directly against the Corporation to enforce its rights under the Series 4 Guarantee without first instituting a legal proceeding against the Series 4 Issuer Trust, the Guarantee Trustee or any other person or entity. If the Corporation were to default on its obligation to pay amounts payable under the Series 4 Subordinated Debentures, the Series 4 Issuer Trust would lack funds for the payment of Distributions or amounts payable on redemption of the Series 4 Preferred Securities or otherwise, and, in such event, holders of the Series 4 Preferred Securities would not be able to rely upon the Series 4 Guarantee for payment of such amounts. Instead, in the event a Debenture Event of Default shall have occurred and be continuing and such event is attributable to the failure of the Corporation to pay interest on or principal of the Series 4 Subordinated Debentures on the payment date on which such payment is due and payable, then a holder of Series 4 Preferred Securities may institute a legal proceeding directly against the Corporation for enforcement of payment to such holder of the principal of or interest on such Series 4 Subordinated Debentures having a principal amount equal to the aggregate Liquidation Amount of the Series 4 Preferred Securities of such holder (a "Direct Action"). In connection with such Direct Action, the Corporation will have a right of set-off under the Junior Subordinated Indenture to the extent of any payment made by the Corporation to such holder of Series 4 Preferred Securities in the Direct Action. Except as described herein, holders of Series 4 Preferred Securities will not be able to exercise directly any other remedy available to the holders of the Series 4 Subordinated Debentures or assert directly any other rights in respect of the Series 4 Subordinated Debentures. See "Description of Junior Subordinated Debentures--Enforcement of Certain Rights by Holders of Preferred Securities," "--Debenture Events of Default" and "Description of Guarantees" in the accompanying Prospectus. The Trust Agreement provides that each holder of Series 4 Preferred Securities by acceptance thereof agrees to the provisions of the Series 4 Guarantee and the Junior Subordinated Indenture.

LIMITED VOTING RIGHTS

  Holders of Series 4 Preferred Securities will generally have limited voting rights relating only to the modification of the Series 4 Preferred Securities and the exercise of the Series 4 Issuer Trust's rights as holder of Series 4 Subordinated Debentures and the Series 4 Guarantee. Holders of Series 4 Preferred Securities will not be entitled to vote to appoint, remove or replace the Property Trustee or the Delaware Trustee, and such voting rights are vested exclusively in the holder of the Series 4 Common Securities except upon the occurrence of certain events described herein. The Property Trustee, the Administrative Trustees and the Corporation may amend the Trust Agreement without the consent of holders of Series 4 Preferred Securities to ensure that the Series 4 Issuer Trust will be classified for United States federal income tax purposes as a grantor trust unless such action materially and adversely affects the interests of such holders. See "Description of Preferred Securities--Voting Rights; Amendment of Each Trust Agreement" and "--Removal of Issuer Trustees" in the accompanying Prospectus.

TRADING CHARACTERISTICS OF SERIES 4 PREFERRED SECURITIES

  The Series 4 Preferred Securities have been approved for listing on the New York Stock Exchange, subject to notice of issuance. Trading of the Series 4 Preferred Securities on the New York Stock Exchange is expected to commence within a 30-day period after the initial delivery of the Series 4 Preferred Securities. The Series 4 Preferred Securities may trade at prices that do not fully reflect the value of accrued but unpaid interest with respect to the underlying Series 4 Subordinated Debentures. A holder of Series 4 Preferred Securities that disposes of its Series 4 Preferred Securities could recognize a capital loss even though the total selling price exceeds the holder's purchase price. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes. See "Certain Federal Income Tax Consequences--Sales or Redemption of Series 4 Preferred Securities."

POSSIBLE TAX LAW CHANGES AFFECTING THE SERIES 4 PREFERRED SECURITIES

  Under current law, the Corporation will be able to deduct interest on the Series 4 Subordinated Debentures. There can be no assurance, however, that future legislation will not affect the ability of the Corporation to deduct interest on the Series 4 Subordinated Debentures. Such a change could give rise to a Tax Event, which may permit the Corporation, upon approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve, to cause a redemption of the Series 4 Preferred Securities before, as well as on or after, February 24, 2003. See "Certain Terms of Series 4 Subordinated Debentures--Redemption" in this Prospectus Supplement and "Description of Preferred Securities--Redemption" in the accompanying Prospectus. See also "Certain Federal Income Tax Consequences--Possible Tax Law Changes."

                            BANKAMERICA CAPITAL IV

  BankAmerica Capital IV is a statutory business trust created under Delaware law pursuant to (i) the Trust Agreement executed by the Corporation, as Depositor, Bankers Trust Company, as Property Trustee, Bankers Trust (Delaware), as Delaware Trustee, and the Administrative Trustees named therein, and (ii) the filing of a certificate of trust with the Delaware Secretary of State on November 4, 1996. The Series 4 Issuer Trust's business and affairs are conducted by the Issuer Trustees: Bankers Trust Company, as Property Trustee, and Bankers Trust (Delaware), as Delaware Trustee, and three individual Administrative Trustees who are employees or officers of or affiliated with the Corporation. The Series 4 Issuer Trust exists for the exclusive purposes of (i) issuing and selling the Series 4 Securities,
(ii) using the proceeds from the sale of Series 4 Securities to acquire Series 4 Subordinated Debentures issued by the Corporation and (iii) engaging in only those other activities necessary or incidental thereto (such as registering the transfer of the Series 4 Securities). Accordingly, the Series 4 Subordinated Debentures will be the sole assets of the Series 4 Issuer Trust. In addition, the Corporation has entered into an Expense Agreement with the Series 4 Issuer Trust obligating the Corporation to pay any costs, expenses or liabilities of the Series 4 Issuer Trust, other than obligations of the Series 4 Issuer Trust to pay amounts due pursuant to the terms of the Series 4 Preferred Securities. Payments under the Series 4 Subordinated Debentures and the related Expense Agreement will be the sole revenue of the Series 4 Issuer Trust. All of the Series 4 Common Securities will be owned by the Corporation. The Series 4 Common Securities will rank pari passu, and payments will be made thereon pro rata, with the Series 4 Preferred Securities, except that upon the occurrence and continuance of an event of default under the Trust Agreement resulting from an Event of Default under the Junior Subordinated Indenture, the rights of the Corporation as holder of the Series 4 Common Securities to payment in respect of Distributions and payments upon liquidation, redemption or otherwise will be subordinated to the rights of the holders of the Series 4 Preferred Securities. See "Description of Preferred Securities--Subordination of Common Securities" in the accompanying Prospectus. The Corporation will acquire Series 4 Common Securities in an aggregate liquidation amount equal to 3% of the total capital of the Series 4 Issuer Trust. The Series 4 Issuer Trust has a term of 55 years, but may terminate earlier as provided in the Trust Agreement. The principal executive office of the Series 4 Issuer Trust is 555 California Street, San Francisco, California 94104, Attention:
Secretary, and its telephone number is (415) 622-3530. See "The Issuer Trusts" in the accompanying Prospectus.

                            BANKAMERICA CORPORATION

  The Corporation is a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "BHC Act"), and was incorporated in the State of Delaware in 1968. The Corporation is the second largest bank holding company in the United States based upon total market capitalization of $50.2 billion at December 31, 1997.

  The Corporation's largest subsidiary, based on total assets, is Bank of America National Trust and Savings Association ("Bank of America"). Bank of America became a subsidiary of the Corporation in 1969. Bank of America began business in San Francisco, California, as Bank of Italy in 1904 and adopted its present name in 1930.

  The Corporation, through its network of subsidiaries, provides banking and other financial services throughout the United States and in selected international markets to consumers and business customers, including corporations, governments and other institutions.

  The Corporation's principal executive offices are located at 555 California Street, San Francisco, California 94104 (telephone (415) 622-3530).

                      RATIO OF EARNINGS TO FIXED CHARGES

  The ratio of earnings to fixed charges for the Corporation including its consolidated subsidiaries is computed by dividing earnings by fixed charges. Earnings consist primarily of income (loss) before income taxes adjusted for fixed charges. Fixed charges consist primarily of interest expense on short- and long-term borrowings and one-third (the portion deemed representative of the interest factor) of net rents under long-term leases.

  The following table sets forth the ratio of earnings to fixed charges for the Corporation and its consolidated subsidiaries for the periods indicated and reflects the effects of the merger of Continental Bank Corporation with and into the Corporation subsequent to its consummation on August 31, 1994.

                                                        YEAR ENDED DECEMBER 31,
                                                        ------------------------
                                                        1997 1996 1995 1994 1993
                                                        ---- ---- ---- ---- ----
RATIO OF EARNINGS TO FIXED CHARGES
Excluding interest on deposits......................... 2.62 2.67 2.77 3.26 3.55
Including interest on deposits......................... 1.58 1.58 1.61 1.74 1.79

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Corporation and its subsidiaries as of December 31, 1997 and as adjusted to give effect to the consummation of the offering of the Series 4 Preferred Securities. The following data should be read in conjunction with the consolidated financial statements and notes thereto of the Corporation and its subsidiaries incorporated in the accompanying Prospectus by reference.

                                                                    DECEMBER 31,
                                                                        1997
                                                                  -----------------
                                                                              AS
                                                                  ACTUAL   ADJUSTED
   (DOLLAR AMOUNTS IN MILLIONS)                                   -------  --------
   Long-Term Debt:
   Senior Debt
     The Corporation............................................. $ 5,516  $ 5,516
     Subsidiary obligations......................................     564      564
                                                                  -------  -------
                                                                    6,080    6,080
                                                                  -------  -------
   Subordinated Debt
     The Corporation.............................................   7,048    7,048
     Subsidiary obligations......................................     441      441
                                                                  -------  -------
                                                                    7,489    7,489
                                                                  -------  -------
       Total Long-Term Debt......................................  13,569   13,569
                                                                  -------  -------
   Subordinated Capital Notes(a).................................     353      353
                                                                  -------  -------
   Corporation Obligated Mandatorily Redeemable Preferred
    Securities of Subsidiary Trusts Holding Solely Junior
    Subordinated Deferrable Interest Debentures of the
    Corporation(b)...............................................   1,900    2,250
   Preferred Stock (authorized: 70,000,000 shares; issued:
    8,724,100 shares)............................................     614      614
                                                                  -------  -------
   Common Stockholders' Equity:
     Common stock, par value $1.5625 (authorized: 1,400,000,000
      shares; issued: 774,697,520 shares)........................   1,210    1,210
     Additional paid-in capital..................................   7,974    7,974
     Retained earnings...........................................  13,726   13,726
     Net unrealized gain on available-for-sale securities........     137      137
     Common stock in treasury, at cost (86,640,661 shares).......  (3,824) (3,824)
                                                                  -------  -------
       Total Common Stockholders' Equity.........................  19,223   19,223
                                                                  -------  -------
        Total Capitalization of the Corporation(c)............... $35,659  $36,009
                                                                  =======  =======

--------
(a) Issuances of common and preferred stock of $350 million have been dedicated to retire or redeem subordinated capital notes.

(b) The Series 4 Preferred Securities are issued by the Series 4 Issuer Trust. The sole assets of the Series 4 Issuer Trust consist of $360,824,750 principal amount of Series 4 Subordinated Debentures issued by the Corporation to the Series 4 Issuer Trust. The Series 4 Subordinated Debentures will bear interest at the rate of 7% per annum and will mature on March 31, 2028, which date may be shortened to a date not earlier than February 24, 2003 or extended to a date not later than March 31, 2047, in either case, if certain conditions are met. The Corporation owns all of the Series 4 Common Securities of the Series 4 Issuer Trust.

    $450,000,000 of 8.07% Capital Securities, Series A (the "Series A Securities") were issued by BankAmerica Institutional Capital A (the "Series A Trust"). The sole assets of the Series A Trust consist of $463,918,000 principal amount of 8.07% Junior Subordinated Deferrable Interest Debentures, Series A (the "Series A Debentures") issued by the Corporation to the Series A Trust.

    The Series A Debentures bear interest at a rate of 8.07% per annum and will mature on December 31, 2026. The Corporation owns all of the Common Securities of the Series A Trust.

    $300,000,000 of 7.7% Capital Securities, Series B (the "Series B Securities") were issued by BankAmerica Institutional Capital B (the "Series B Trust"). The sole assets of the Series B Trust consist of $309,279,000 principal amount of 7.7% Junior Subordinated Deferrable Interest Debentures, Series B (the "Series B Debentures") issued by the Corporation to the Series B Trust. The Series B Debentures bear interest at the rate of 7.7% per annum and will mature on December 31, 2026. The Corporation owns all of the Common Securities of the Series B Trust.

    $300,000,000 of 7 3/4% Trust Originated Preferred Securities, Series 1 (the "Series 1 Securities") were issued by BankAmerica Capital I (the "Series 1 Trust"). The sole assets of the Series 1 Trust consist of $309,279,000 principal amount of 7 3/4% Junior Subordinated Deferrable Interest Debentures, Series 1 (the "Series 1 Debentures") issued by the Corporation to the Series 1 Trust. The Series 1 Debentures bear interest at the rate of 7 3/4% per annum and will mature on December 31, 2026, which date may be shortened to a date not earlier than December 20, 2001 or extended to a date not later than December 31, 2045, in either case, if certain conditions are met. The Corporation owns all of the Common Securities of the Series 1 Trust.

    $450,000,000 of the 8% Cumulative Semi-Annual Income Preferred Securities, Series 2 (the "Series 2 Securities") were issued by BankAmerica Capital II ( the "Series 2 Trust"). The sole assets of the Series 2 Trust consist of $463,918,000 principal amount of 8% Junior Subordinated Deferrable Interest Debentures, Series 2 (the "Series 2 Debentures") issued by the Corporation to the Series 2 Trust. The Series 2 Debentures bear interest at the rate of 8% per annum and will mature on December 15, 2026. The Corporation owns all of the Common Securities of the Series 2 Trust.

    $400,000,000 of the Floating Rate Capital Securities, Series 3 (the "Series 3 Securities") were issued by BankAmerica Capital III (the "Series 3 Trust"). The sole assets of the Series 3 Trust consist of $412,372,000 principal amount of Floating Rate Junior Subordinated Deferrable Interest Debentures, Series 3 (the "Series 3 Debentures") issued by the Corporation to the Series 3 Trust. The Series 3 Debentures bear interest at a floating rate and will mature on January 15, 2027. The Corporation owns all of the Common Securities of the Series 3 Trust.

(c) Subsequent to December 31, 1997, the consolidated capitalization of the Corporation and its subsidiaries has been affected by various issuances, redemptions, repurchases and maturities which are not reflected in this table.

                             ACCOUNTING TREATMENT

  For financial reporting purposes, the Series 4 Issuer Trust will be treated as a subsidiary of the Corporation and, accordingly, the accounts of the Series 4 Issuer Trust will be included in the consolidated financial statements of the Corporation. The Series 4 Preferred Securities will be included in a separate line item in the consolidated balance sheets of the Corporation, entitled "Corporation Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trusts Holding Solely Junior Subordinated Deferrable Interest Debentures of the Corporation" and appropriate disclosures about the Series 4 Preferred Securities, the Series 4 Guarantee and the Series 4 Subordinated Debentures will be included in the notes to the consolidated financial statements. For financial reporting purposes, the Corporation will record Distributions payable on the Series 4 Preferred Securities as an expense in the consolidated statements of income.

  The Corporation has agreed that future financial reports of the Corporation will: (i) present the preferred securities issued by other trusts created by the Corporation on the Corporation's balance sheet in the separate line item entitled "Corporation Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trusts Holding Solely Junior Subordinated Deferrable Interest Debentures of the Corporation"; (ii) include in a footnote to the financial statements disclosure that the sole assets of the trusts are the junior subordinated debentures (specifying as to each trust the principal amount, interest rate and maturity date of junior subordinated debentures held); and
(iii) if Staff Accounting Bulletin 53 treatment is sought, include, in an audited footnote to the financial statements, disclosure that (a) the trusts are wholly owned, (b) the sole assets of the trusts are the junior subordinated debentures (specifying as to each trust the principal amount, interest rate and maturity date of the junior subordinated debentures held) and (c) the obligations of the Corporation under the junior subordinated debentures, the relevant indenture, trust agreement and guarantee, in the aggregate, constitute a full and unconditional guarantee by the Corporation of such trust's obligations under the preferred securities issued by such trust.

                CERTAIN TERMS OF SERIES 4 PREFERRED SECURITIES

GENERAL

  The following summary of certain terms and provisions of the Series 4 Preferred Securities supplements the description of the terms and provisions of the Preferred Securities set forth in the accompanying Prospectus under the heading "Description of Preferred Securities," to which description reference is hereby made. This summary of certain terms and provisions of the Series 4 Preferred Securities, which describes the material provisions thereof, does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Agreement, to which reference is hereby made. The form of the Trust Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus Supplement and accompanying Prospectus form a part.

DISTRIBUTIONS

  The Series 4 Preferred Securities represent beneficial interests in the Series 4 Issuer Trust, and Distributions on each Series 4 Preferred Security will be payable at the annual rate of 7% of the stated Liquidation Amount of $25, payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, to the holders of the Series 4 Preferred Securities at the close of business on the relevant record dates. The record dates will be, for so long as the Series 4 Preferred Securities remain in book-entry form, one Business Day prior to the relevant Distribution payment date and, in the event the Series 4 Preferred Securities are not in book-entry form, the 15th day of the month in which the relevant Distribution payment date occurs. Distributions will accumulate from the date of original issuance. The first Distribution payment date for the Series 4 Preferred Securities will be March 31, 1998 and the Distribution will be $.17986 per Series 4 Preferred Security. The amount of Distributions payable for any period less than a full Distribution period will be computed on the basis of a 360-day year of twelve 30-day months and the actual days elapsed in a partial month in a period. Distributions payable for each full Distribution period will be computed by dividing the rate per annum by four. In the event that any date on which Distributions are payable on the Series 4 Preferred Securities is not a Business Day, then payment of the Distributions payable on such date will be made on the next succeeding day that is a Business Day (and without any additional Distributions or other payment in respect of any such delay), except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on the date such payment was originally payable. See "Description of Preferred Securities--Distributions" in the accompanying Prospectus.

  So long as no Event of Default under the Junior Subordinated Indenture has occurred and is continuing, the Corporation has the right under the Junior Subordinated Indenture to defer the payment of interest on the Series 4 Subordinated Debentures at any time or from time to time for a period not exceeding 20 consecutive quarters with respect to each Extension Period, provided that no Extension Period may extend beyond the Stated Maturity of the Series 4 Subordinated Debentures. As a consequence of any such election, quarterly Distributions on the Series 4 Preferred Securities will be deferred by the Series 4 Issuer Trust during any such Extension Period. Distributions to which holders of the Series 4 Preferred Securities are entitled will accumulate additional Distributions thereon at the rate per annum of 7% thereof, compounded quarterly from the relevant payment date for such Distributions, computed on the basis of a 360-day year of twelve 30-day months and the actual days elapsed in a partial month in a period. Additional Distributions payable for each full Distribution period will be computed by dividing the rate per annum by four. The term "Distributions" as used herein shall include any such additional Distributions. During any such Extension Period, the Corporation may not, and may not permit any subsidiary of the Corporation to, (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Corporation's capital stock or (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Corporation (including other Junior Subordinated Debentures) that rank pari passu in all respects with or junior in interest to the Series 4 Subordinated Debentures or make any guarantee payments with respect to any guarantee by the Corporation of the debt securities of any subsidiary of the Corporation if such guarantee ranks pari passu with or junior in interest to the Series 4 Subordinated Debentures (other than (a) dividends or distributions in common stock of the Corporation, (b) any declaration of a dividend in connection with the implementation of a stockholders' rights plan, or the issuance of stock under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto, (c) payments under any Guarantee or under any similar guarantee and (d) purchases of common stock related to the issuance of common stock or rights under any of the Corporation's (including its subsidiaries') benefit plans for their directors, officers or employees). Prior to the termination of any such Extension Period, the Corporation may further defer the payment of interest, provided that no Extension Period may exceed 20 consecutive quarters or extend beyond the Stated Maturity of the Series 4 Subordinated Debentures. Upon the termination of any such Extension Period and the payment of all amounts then due, the Corporation may elect to begin a new Extension Period. There is no limitation on the number of times that the Corporation may elect to begin an Extension Period. See "Certain Terms of Series 4 Subordinated Debentures--Option to Extend Interest Payment Period" and "Certain Federal Income Tax Consequences-- Interest Income and Original Issue Discount."

  The Corporation has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the Series 4 Subordinated Debentures.

REDEMPTION

  Upon the repayment or redemption, in whole or in part, of the Series 4 Subordinated Debentures, whether at Stated Maturity or upon earlier redemption as provided in the Junior Subordinated Indenture, the proceeds from such repayment or redemption shall be applied by the Property Trustee to redeem a Like Amount (as defined below) of the Series 4 Securities, upon not less than 30 nor more than 90 days notice prior to the date fixed for repayment or redemption, at a redemption price, with respect to the Series 4 Securities (the "Redemption Price"), equal to the aggregate Liquidation Amount of such Series 4 Securities plus accumulated and unpaid Distributions thereon to but excluding the date of redemption (the "Redemption Date"). See "Description of Preferred Securities--Redemption" in the accompanying Prospectus. For a description of the Stated Maturity and redemption provisions of the Series 4 Subordinated Debentures, see "Certain Terms of Series 4 Subordinated Debentures--General" and "--Redemption."

  The Corporation has the right to redeem the Series 4 Subordinated Debentures
(i) on or after February 24, 2003, in whole at any time or in part from time to time, or (ii) in whole (but not in part) prior to February 24, 2003 and within 90 days following the occurrence of a Tax Event or Capital Treatment Event, in each case at a redemption price equal to the accrued and unpaid interest on the Series 4 Subordinated Debentures so redeemed to but excluding the date fixed for redemption, plus 100% of the principal amount thereof. A redemption of the Series 4 Subordinated Debentures would cause a mandatory redemption of the Series 4 Preferred Securities and Series 4 Common Securities.

  "Like Amount" means (i) with respect to a redemption of Series 4 Securities, Series 4 Securities having a Liquidation Amount (as defined below) equal to that portion of the principal amount of Series 4 Subordinated Debentures to be contemporaneously redeemed in accordance with the Junior Subordinated Indenture, allocated to the Series 4 Common Securities and to the Series 4 Preferred Securities based upon the relative Liquidation Amounts of such classes and the proceeds of which will be used to pay the Redemption Price of the Series 4 Securities and (ii) with respect to a distribution of Series 4 Subordinated Debentures to holders of Series 4 Securities in connection with a dissolution or liquidation of the Series 4 Issuer Trust, Series 4 Subordinated Debentures having a principal amount equal to the Liquidation Amount of the Series 4 Securities of the holder to whom such Series 4 Subordinated Debentures are distributed.

  "Liquidation Amount" means the stated amount of $25 per Series 4 Security.

  "Tax Event" means the receipt by the Series 4 Issuer Trust of an opinion of counsel to the Corporation experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which pronouncement or decision is announced on or after the date of issuance of such Series 4 Preferred Securities under the Trust Agreement, there is more than an insubstantial risk that (i) the Series 4 Issuer Trust is, or will be within 90 days of the date of such opinion, subject to United States federal income tax with respect to income received or accrued on the Series 4 Subordinated Debentures, (ii) interest payable by the Corporation on the Series 4 Subordinated Debentures is not, or within 90 days of the date of such opinion, will not be, deductible by the Corporation, in whole or in part, for United States federal income tax purposes or (iii) the Series 4 Issuer Trust is, or will be within 90 days of the date of such opinion, subject to more than a de minimis amount of other taxes, duties or other governmental charges.

  "Capital Treatment Event" means the reasonable determination by the Corporation that, as a result of the occurrence of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision thereof or therein, or as a result of any official or administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such pronouncement, action or decision is announced on or after the date of issuance of the Series 4 Preferred Securities under the Trust Agreement, there is more than an insubstantial risk that the Corporation will not be entitled to treat an amount equal to the Liquidation Amount of the Series 4 Preferred Securities as "Tier 1 Capital" (or the then equivalent thereof) for purposes of the capital adequacy guidelines of the Federal Reserve, as then in effect and applicable to the Corporation.

LIQUIDATION OF SERIES 4 ISSUER TRUST AND DISTRIBUTION OF SERIES 4 SUBORDINATED DEBENTURES TO HOLDERS

  The Corporation will have the right at any time to terminate the Series 4 Issuer Trust and, after satisfaction of liabilities to creditors of the Series 4 Issuer Trust as required by applicable law, cause the Series 4 Subordinated Debentures to be distributed to the holders of the Series 4 Securities in liquidation of the Series 4 Issuer Trust. Such right is subject to the Corporation having received prior approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve.

  Under current United States federal income tax law and interpretations and assuming, as expected, the Series 4 Issuer Trust is treated as a grantor trust, a distribution of the Series 4 Subordinated Debentures should not be a taxable event to holders of the Series 4 Preferred Securities. Should there be a change in law, a change in legal interpretation, a Tax Event or other circumstances, however, the distribution could be a taxable event to holders of the Series 4 Preferred Securities. See "Certain Federal Income Tax Consequences--Distribution of Series 4 Subordinated Debentures to Holders of Series 4 Preferred Securities." If the Corporation elects neither to redeem the Series 4 Subordinated Debentures prior to maturity nor to liquidate the Series 4 Issuer Trust and distribute the Series 4 Subordinated Debentures to holders of the Series 4 Securities, the Series 4 Preferred Securities will remain outstanding until the repayment of the Series 4 Subordinated Debentures.

  If the Corporation elects to liquidate the Series 4 Issuer Trust and thereby causes the Series 4 Subordinated Debentures to be distributed to holders of the Series 4 Securities in liquidation of the Series 4 Issuer Trust, the Corporation shall continue to have the right to shorten or extend the maturity of such Series 4 Subordinated Debentures, subject to certain conditions as described under "Certain Terms of Series 4 Subordinated Debentures--General."

LIQUIDATION VALUE

  The amount payable on the Series 4 Preferred Securities in the event of any liquidation of the Series 4 Issuer Trust is $25 per Series 4 Preferred Security plus accumulated and unpaid Distributions, which may be in the form of a distribution of such amount in Series 4 Subordinated Debentures, subject to certain exceptions. See "Description of Preferred Securities--Liquidation Distribution Upon Termination" in the accompanying Prospectus.

REGISTRATION OF SERIES 4 PREFERRED SECURITIES

  The Series 4 Preferred Securities will be represented by global certificates registered in the name of DTC or its nominee. Beneficial interests in the Series 4 Preferred Securities will be shown on, and transfers thereof will be effected only through, records maintained by participants in DTC. Except as described below and in the accompanying Prospectus, Series 4 Preferred Securities in certificated form will not be issued in exchange for the global certificates. See "Book-Entry Issuance" in the accompanying Prospectus.

  A global security shall be exchangeable for Series 4 Preferred Securities registered in the names of persons other than DTC or its nominee only if (i) DTC notifies the Corporation that it is unwilling or unable to continue as a depository for such global security, or if at any time DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, at a time when DTC is required to be so registered to act as such depository, and no successor depository shall have been appointed, (ii) the Corporation in its sole discretion determines that such global security shall be so exchangeable or (iii) there shall have occurred and be continuing an Event of Default under the Junior Subordinated Indenture with respect to the Series 4 Subordinated Debentures. Any global security that is exchangeable pursuant to the preceding sentence shall be exchangeable for definitive certificates registered in such names as DTC shall direct. It is expected that such instructions will be based upon directions received by DTC from its Participants (as defined in the accompanying Prospectus) with respect to ownership of beneficial interests in such global security. In the event that Series 4 Preferred Securities are issued in definitive form, such Series 4 Preferred Securities will be in denominations of $25 and integral multiples thereof and may be transferred or exchanged at the offices described below.

  Payments on Series 4 Preferred Securities represented by a global security will be made to DTC, as the depository for the Series 4 Preferred Securities. In the event Series 4 Preferred Securities are issued in definitive form, the Redemption Price and Distributions will be payable, the transfer of the Series 4 Preferred Securities will be registrable, and Series 4 Preferred Securities will be exchangeable for Series 4 Preferred Securities of other denominations of a like aggregate Liquidation Amount, at the corporate trust office of the Property Trustee in New York, New York, or at the offices of any paying agent or transfer agent appointed by the Administrative Trustees, provided that payment of any Distribution may be made at the option of the Administrative Trustees by check mailed to the address of the persons entitled thereto or by wire transfer. In addition, if the Series 4 Preferred Securities are issued in certificated form, the record dates for payment of Distributions will be the 15th day of the last month of each calendar quarter. For a description of DTC and the terms of the depository arrangements relating to payments, transfers, voting rights, redemptions and other notices and other matters, see "Book-Entry Issuance" in the accompanying Prospectus.

               CERTAIN TERMS OF SERIES 4 SUBORDINATED DEBENTURES

GENERAL

  The following summary of certain terms and provisions of the Series 4 Subordinated Debentures supplements the description of the terms and provisions of the Corresponding Junior Subordinated Debentures set forth in the accompanying Prospectus under the headings "Description of Junior Subordinated Debentures" and "Description of Junior Subordinated Debentures-- Corresponding Junior Subordinated Debentures," to which description reference is hereby made. The summary of certain terms and provisions of the Series 4 Subordinated Debentures set forth below, which describes the material terms thereof, does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Junior Subordinated Indenture, to which reference is hereby made. The Junior Subordinated Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus Supplement and the accompanying Prospectus form a part.

  Concurrently with the issuance of the Series 4 Preferred Securities, the Series 4 Issuer Trust will invest the proceeds thereof, together with the consideration paid by the Corporation for the Series 4 Common Securities, in the Series 4 Subordinated Debentures issued by the Corporation. The Series 4 Subordinated Debentures will bear interest at the annual rate of 7% of the principal amount thereof, payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year (each, an "Interest Payment Date"), commencing March 31, 1998, to the person in whose name each Series 4 Subordinated Debenture is registered, subject to certain exceptions, at the close of business on the Business Day next preceding such Interest Payment Date. It is anticipated that, until the liquidation, if any, of the Series 4 Issuer Trust, each Series 4 Subordinated Debenture will be held by the Property Trustee in trust for the benefit of the holders of the Series 4 Securities. The amount of interest payable for any period less than a full interest period will be computed on the basis of a 360-day year of twelve 30-day months and the actual days elapsed in a partial month in a period. The amount of interest payable for any full interest period will be computed by dividing the rate per annum by four. In the event that any date on which interest is payable on the Series 4 Subordinated Debentures is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on the date such payment was originally payable. Accrued interest that is not paid on the applicable Interest Payment Date will bear additional interest on the amount thereof (to the extent permitted by law) at the rate per annum of 7% thereof, compounded quarterly. The term "interest" as used herein shall include quarterly interest payments, interest on quarterly interest payments not paid on the applicable Interest Payment Date and Additional Sums (as defined below), as applicable.

  The Series 4 Subordinated Debentures will be issued as a series of junior subordinated debentures under the Junior Subordinated Indenture. The Series 4 Subordinated Debentures will mature on March 31, 2028 (such date, as it may be shortened or extended as hereinafter described, the "Stated Maturity"). Such date may be shortened at any time by the Corporation to any date not earlier than February 24, 2003, subject to the Corporation having received prior approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve. Such date may also be extended at any time at the election of the Corporation for one or more periods, but in no event to a date later than March 31, 2047 provided that at the time such election is made and at the time of extension (i) the Corporation is not in bankruptcy, otherwise insolvent or in liquidation, (ii) the Corporation is not in default in the payment of any interest or principal on the Series 4 Subordinated Debentures, (iii) the Series 4 Issuer Trust is not in arrears on payments of Distributions on the Series 4 Preferred Securities and no deferred Distributions are accumulated and (iv) the Series 4 Subordinated Debentures are rated not less than BBB- by Standard & Poor's Ratings Services or Baa3 by Moody's Investors Service, Inc. or the equivalent by any other nationally recognized statistical rating organization. In the event the Corporation elects to shorten or extend the Stated Maturity of the Series 4 Subordinated Debentures, it shall give notice to the Debenture Trustee, and the Debenture Trustee shall give notice of such shortening or extension to the holders of the Series 4 Subordinated Debentures no more than 90 and no less than 30 days prior to the effectiveness thereof.

  The Series 4 Subordinated Debentures will be unsecured and will rank junior and be subordinate in right of payment to all Senior Indebtedness of the Corporation. Because the Corporation is a holding company, the right of the Corporation to participate in any distribution of assets of any subsidiary, including Bank of America, upon such subsidiary's liquidation or reorganization or otherwise (and thus the ability of holders of the Series 4 Preferred Securities to benefit indirectly from such distribution), is subject to the prior claims of creditors of that subsidiary, except to the extent that the Corporation may itself be recognized as a creditor of that subsidiary. In addition, there are also various legal limitations on the extent to which the Corporation's depository subsidiaries may extend credit, pay dividends or otherwise supply funds to the Corporation or various of its affiliates. Accordingly, the Series 4 Subordinated Debentures will be effectively subordinated to all existing and future liabilities of the Corporation's subsidiaries, and holders of Series 4 Subordinated Debentures should look only to the assets of the Corporation for payments on the Series 4 Subordinated Debentures. See "BankAmerica Corporation." The Junior Subordinated Indenture does not limit the incurrence or issuance of other secured or unsecured debt of the Corporation, including Senior Indebtedness, whether under the Junior Subordinated Indenture or any existing or other indenture that the Corporation may enter into in the future or otherwise. See "Description of Junior Subordinated Debentures-- Subordination" in the accompanying Prospectus.

OPTION TO EXTEND INTEREST PAYMENT PERIOD

  So long as no Event of Default under the Junior Subordinated Indenture has occurred and is continuing, the Corporation has the right under the Junior Subordinated Indenture at any time during the term of the Series 4 Subordinated Debentures to defer the payment of interest at any time or from time to time for a period not exceeding 20 consecutive quarters with respect to each Extension Period, provided that no Extension Period may extend beyond the Stated Maturity of the Series 4 Subordinated Debentures. At the end of such Extension Period, the Corporation must pay all interest then accrued and unpaid (together with interest thereon at the annual rate of 7%). During an Extension Period, interest will continue to accrue and holders of Series 4 Subordinated Debentures (or holders of Series 4 Preferred Securities while such series is outstanding) will be required to accrue interest income for United States federal income tax purposes. See "Certain Federal Income Tax Consequences--Interest Income and Original Issue Discount."

  During any such Extension Period, the Corporation may not, and may not permit any subsidiary of the Corporation to, (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Corporation's capital stock or (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Corporation (including other Junior Subordinated Debentures) that rank pari passu in all respects with or junior in interest to the Series 4 Subordinated Debentures or make any guarantee payments with respect to any guarantee by the Corporation of the debt securities of any subsidiary of the Corporation if such guarantee ranks pari passu with or junior in interest to the Series 4 Subordinated Debentures (other than (a) dividends or distributions in common stock of the Corporation, (b) any declaration of a dividend in connection with the implementation of a stockholders' rights plan, or the issuance of stock under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto,
(c) payments under any Guarantee or under any similar guarantee and (d) purchases of common stock related to the issuance of common stock or rights under any of the Corporation's (including its subsidiaries') benefit plans for their directors, officers or employees). Prior to the termination of any such Extension Period, the Corporation may further defer the payment of interest, provided that no Extension Period may exceed 20 consecutive quarters or extend beyond the Stated Maturity of the Series 4 Subordinated Debentures. Upon the termination of any such Extension Period and the payment of all amounts then due on any Interest Payment Date, the Corporation may elect to begin a new Extension Period subject to the above requirements. No interest shall be due and payable during an Extension Period, except at the end thereof. The Corporation must give the Property Trustee, the Administrative Trustees and the Debenture Trustee notice of its election of such Extension Period at least one Business Day prior to the earlier of (i) the date the Distributions on the Series 4 Preferred Securities would have been payable except for the election to begin such Extension Period or (ii) the date the Administrative Trustees are required to give notice to the New York Stock Exchange, the Nasdaq National Market or other applicable self-regulatory organization or to holders of such Series 4 Preferred Securities of the record date or the date such Distributions are payable, but in any event not less than one Business Day prior to such record date. The Property Trustee shall give notice of the Corporation's election to begin a new Extension Period to the holders of the Series 4 Preferred Securities. There is no limitation on the number of times that the Corporation may elect to begin an Extension Period. See "Description of Junior Subordinated Debentures--Option to Extend Interest Payment Date" in the accompanying Prospectus.

ADDITIONAL SUMS

  In the event a Tax Event has occurred and is continuing and the Series 4 Issuer Trust is the holder of all of the Series 4 Subordinated Debentures, the Corporation will pay Additional Sums, if any (as defined below), on the Series 4 Subordinated Debentures.

  "Additional Sums" means the additional amounts as may be necessary in order that the amount of Distributions paid by the Series 4 Issuer Trust on the outstanding Series 4 Preferred Securities and Common Securities of the Series 4 Issuer Trust shall not be reduced as a result of any additional taxes, duties and other governmental charges to which the Series 4 Issuer Trust has become subject as a result of a Tax Event.

REDEMPTION

  Subject to the Corporation having received prior approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve, the Series 4 Subordinated Debentures are redeemable prior to maturity at the option of the Corporation (i) on or after February 24, 2003, in whole at any time or in part from time to time, or (ii) in whole (but not in part) prior to February 24, 2003 and within 90 days following the occurrence of a Tax Event or Capital Treatment Event, in each case at a redemption price equal to the accrued and unpaid interest on the Series 4 Subordinated Debentures so redeemed to but excluding the date fixed for redemption, plus 100% of the principal amount thereof. The proceeds of any such redemption will be used by the Series 4 Issuer Trust to redeem the Series 4 Securities. See "Description of Junior Subordinated Debentures--Redemption" in the accompanying Prospectus.

DISTRIBUTION OF SERIES 4 SUBORDINATED DEBENTURES

  As described under "Certain Terms of Series 4 Preferred Securities-- Liquidation of Series 4 Issuer Trust and Distribution of Series 4 Subordinated Debentures to Holders," under certain circumstances involving the termination of the Series 4 Issuer Trust, Series 4 Subordinated Debentures may be distributed to the holders of the Series 4 Securities in liquidation of the Series 4 Issuer Trust after satisfaction of liabilities to creditors of the Series 4 Issuer Trust as provided by applicable law. If distributed to holders of Series 4 Securities in liquidation, the Series 4 Subordinated Debentures will initially be issued in the form of one or more global securities and DTC, or any successor depository for the Series 4 Preferred Securities, will act as depository for the Series 4 Subordinated Debentures. It is anticipated that the depository arrangements for the Series 4 Subordinated Debentures would be substantially identical to those in effect for the Series 4 Preferred Securities. If the Series 4 Subordinated Debentures are distributed to the holders of Series 4 Preferred Securities upon the liquidation of the Series 4 Issuer Trust, the Corporation will use its best efforts to list the Series 4 Subordinated Debentures on the New York Stock Exchange or such other stock exchanges, if any, on which the Series 4 Preferred Securities are then listed. There can be no assurance as to the market price of any Series 4 Subordinated Debentures that may be distributed to the holders of Series 4 Preferred Securities.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The following is a summary of the principal United States federal income tax consequences of the purchase, ownership and disposition of Series 4 Preferred Securities. This summary only addresses the tax consequences to a person that acquires Series 4 Preferred Securities on their original issue at their original offering price and that is (i) an individual citizen or resident of the United States, (ii) a corporation or partnership organized in or under the laws of the United States or any state thereof or the District of Columbia or
(iii) an estate or trust the income of which is subject to United States federal income tax on a net income basis with respect to the Series 4 Preferred Securities (a "United States Person"). This summary does not address all tax consequences that may be applicable to a United States Person that is a beneficial owner of Series 4 Preferred Securities, nor does it address the tax consequences to (i) persons that are not United States Persons, (ii) persons that may be subject to special treatment under United States federal income tax law, such as banks, insurance companies, thrift institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, dealers in securities or currencies, and traders in securities that elect to mark to market, (iii) persons that will hold Series 4 Preferred Securities as part of a position in a "straddle" or as part of a "hedging," "conversion" or other integrated investment transaction for federal income tax purposes, (iv) persons whose functional currency is not the United States dollar or (v) persons that do not hold Series 4 Preferred Securities as capital assets.

  The statements of law or legal conclusion set forth in this summary constitute the opinion of Orrick, Herrington & Sutcliffe LLP, counsel to the Corporation and the Series 4 Issuer Trust. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time. Such changes may be applied retroactively in a manner that could cause the tax consequences to vary substantially from the consequences described below, possibly adversely affecting a beneficial owner of Series 4 Preferred Securities. An opinion of counsel is not binding on the Internal Revenue Service or the courts, and the authorities on which this summary is based are subject to various interpretations. It is therefore possible that the federal income tax treatment of the purchase, ownership and disposition of Series 4 Preferred Securities may differ from the treatment described below.

  PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT WITH THEIR OWN TAX ADVISORS IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES AS TO THE FEDERAL TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SERIES 4 PREFERRED SECURITIES, AS WELL AS THE EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.

CLASSIFICATION OF THE SERIES 4 ISSUER TRUST

  In connection with the issuance of the Series 4 Preferred Securities, Orrick, Herrington & Sutcliffe LLP will render its opinion to the effect that, under then current law and assuming compliance with the terms of the Trust Agreement, and based on certain facts and assumptions contained in such opinion, the Series 4 Issuer Trust will be classified as a grantor trust and not as an association taxable as a corporation for United States federal income tax purposes. As a result, each beneficial owner of Series 4 Preferred Securities (a "Securityholder") will be treated as owning an undivided beneficial interest in the Series 4 Subordinated Debentures. Accordingly, each Securityholder will be required to include in its gross income its pro rata share of the items of income realized with respect to the Series 4 Subordinated Debentures whether or not cash is actually distributed to the Securityholders. See "--Interest Income and Original Issue Discount." No amount included in income with respect to the Series 4 Preferred Securities will be eligible for the dividends-received deduction.

INTEREST INCOME AND ORIGINAL ISSUE DISCOUNT

  Final Treasury Regulations issued on June 11, 1996 generally provide that stated interest on a debt instrument is not "qualified stated interest" and, therefore, will give rise to original issue discount ("OID") unless such interest is unconditionally payable in cash or in property (other than debt instruments of the issuer) at least annually at a single fixed rate. Interest is considered to be unconditionally payable only if reasonable legal remedies exist to compel timely payment or the debt instrument otherwise provides terms and conditions that make the likelihood of late payment (other than late payment that occurs within a reasonable grace period) or non-payment a "remote contingency."

  Under the Junior Subordinated Indenture, the Corporation has the right, at any time and from time to time during the term of the Series 4 Subordinated Debentures to defer payments of interest by extending the interest payment period for a period not exceeding 20 consecutive quarters with respect to each Extension Period. Unless the likelihood of exercise of such right to defer is remote, the Series 4 Subordinated Debentures would be issued with OID. During any Extension Period, (a) the Corporation will not be permitted to declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of its capital stock, and (b) the Corporation will not be permitted to make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities (including guarantees) issued by the Corporation that rank pari passu with or junior to the Series 4 Subordinated Debentures (although these restrictions will not apply to dividends or distributions in common stock of the Corporation and in certain other limited situations). See "Certain Terms of Series 4 Subordinated Debentures--Option to Extend Interest Payment Period." The Corporation believes that the adverse impact that the imposition of such restrictions would have on the Corporation and on the value of the equity securities of the Corporation makes the likelihood of the Corporation exercising its right to defer payments of interest on the Series 4 Subordinated Debentures remote. Accordingly, the Corporation believes that the stated interest on the Series 4 Subordinated Debentures should be considered unconditionally payable for purposes of the OID provisions of the Code and that the Series 4 Subordinated Debentures should not be considered to have been issued with OID (other than de minimis OID, if any). As a result, each Securityholder will be required to include interest payments in taxable income at the time accrued or received in accordance with its own method of accounting. There can be no assurance, however, that the Internal Revenue Service will agree with such determination.

  However, if the Corporation does exercise its right to defer payments of interest thereon, the Series 4 Subordinated Debentures will be considered to be retired and reissued for their adjusted issue price at such time, and the Series 4 Subordinated Debentures thereafter will be considered to have been issued with OID. In such case, all the interest payments thereafter payable will be treated as OID. If the payments were treated as OID (either because the Corporation exercises the right to defer interest payments or because the exercise of such right was not remote at the time of issuance), holders must include that discount in income on an economic accrual basis before the receipt of cash attributable to the interest, regardless of their method of tax accounting. The amount of OID that accrues in any quarter will approximately equal the amount of the interest that accrues in that quarter at the stated interest rate and any de minimis OID allocated to such period. In the event that the interest payment period is extended, holders will continue to accrue OID approximately equal to the amount of the interest payment due at the end of the extended interest payment period and any de minimis OID allocated to such period on an economic accrual basis over the length of the extended interest period. A Securityholder that disposes of the Series 4 Preferred Securities during an Extension Period may suffer a loss because the market value of the Series 4 Preferred Securities likely will fall if the Corporation exercises its option to defer payments of interest on the Series 4 Subordinated Debentures. To the extent the selling price is less than the Securityholder's adjusted tax basis (which will include all accrued but unpaid interest), a Securityholder will recognize a capital loss.

DISTRIBUTION OF SERIES 4 SUBORDINATED DEBENTURES TO HOLDERS OF SERIES 4 PREFERRED SECURITIES

  Under current law, a distribution by the Series 4 Issuer Trust of the Series 4 Subordinated Debentures, as described under the caption "Certain Terms of Series 4 Preferred Securities--Liquidation of Series 4 Issuer Trust and Distribution of Series 4 Subordinated Debentures to Holders," will be non-taxable and will result in the Securityholder receiving directly his pro rata share of the Series 4 Subordinated Debentures previously held indirectly through the Series 4 Issuer Trust, with a holding period and aggregate tax basis equal to the holding period and aggregate tax basis such Securityholder had in its Series 4 Preferred Securities before such distribution.

SALES OR REDEMPTION OF SERIES 4 PREFERRED SECURITIES

  Gain or loss will be recognized by a Securityholder on a sale of Series 4 Preferred Securities (including a redemption for cash) in an amount equal to the difference between the amount realized and the Securityholder's adjusted tax basis in the Series 4 Preferred Securities sold or so redeemed. A Securityholder's adjusted tax basis in the Series 4 Preferred Securities will be increased by any OID included in gross income and decreased by any interest payments not treated as "qualified stated interest" (as defined above). See "--Interest Income and Original Issue Discount." Gain or loss recognized by a Securityholder on Series 4 Preferred Securities held for more than one year generally will be taxable as long-term capital gain or loss. Amounts attributable to accrued interest with respect to a Securityholder's pro rata share of the Series 4 Subordinated Debentures not previously included in income will be taxable as ordinary income.

BACKUP WITHHOLDING TAX AND INFORMATION REPORTING

  The amount of interest paid or OID accrued on the Series 4 Preferred Securities held of record by United States Persons (other than corporations and other exempt Securityholders) will be reported to the Internal Revenue Service. "Backup" withholding at a rate of 31% will apply to payments of interest to non-exempt United States Persons unless the Securityholder furnishes its taxpayer identification number in the manner prescribed in applicable Treasury Regulations, certifies that such number is correct, certifies as to no loss of exemption from backup withholding and meets certain other conditions.

  Payment of the proceeds from the disposition of Series 4 Preferred Securities to or through the United States office of a broker is subject to information reporting and backup withholding unless the holder or beneficial owner establishes an exemption from information reporting and backup withholding.

  Any amounts withheld from a Securityholder under the backup withholding rules will be allowed as a refund or a credit against such Securityholder's United States federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

  It is anticipated that income on the Series 4 Preferred Securities will be reported to holders on Form 1099 and mailed to holders of the Series 4 Preferred Securities by January 31 following each calendar year.

POSSIBLE TAX LAW CHANGES

  The Clinton Administration's budget proposal for fiscal year 1997 and fiscal year 1998 contained provisions which could have adversely affected the Corporation's ability to deduct interest on the Series 4 Subordinated Debentures. Congress did not enact these provisions. However, there can be no assurance that future legislative proposals, future regulations or official administrative pronouncements, or future judicial decisions will not affect the ability of the Corporation to deduct interest on the Series 4 Subordinated Debentures. Such a change could give rise to a Tax Event, which may permit the Corporation to cause a redemption of the Series 4 Preferred Securities, as described more fully in the accompanying Prospectus under "Description of Preferred Securities--Redemption" and "--Distribution of Corresponding Junior Subordinated Debentures."

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement, the Corporation and the Series 4 Issuer Trust have agreed that the Series 4 Issuer Trust will sell to each of the Underwriters named below, and each of such Underwriters for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, BancAmerica Robertson Stephens, Morgan Stanley & Co. Incorporated, PaineWebber Incorporated, Prudential Securities Incorporated and Smith Barney Inc. are acting as representatives has severally agreed to purchase from the Series 4 Issuer Trust, the respective number of Series 4 Preferred Securities set forth opposite its name below. In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the Series 4 Preferred Securities offered hereby if any of the Series 4 Preferred Securities are purchased. In the event of default by an Underwriter, the Underwriting Agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

                                                                     NUMBER OF
                                                                      SERIES 4
                                                                     PREFERRED
           UNDERWRITER                                               SECURITIES
           -----------                                               ----------
      Merrill Lynch, Pierce, Fenner & Smith
               Incorporated......................................... 1,600,000
      BancAmerica Robertson Stephens................................ 1,598,000
      Morgan Stanley & Co. Incorporated............................. 1,598,000
      PaineWebber Incorporated...................................... 1,598,000
      Prudential Securities Incorporated............................ 1,598,000
      Smith Barney Inc.............................................. 1,598,000
      BT Alex. Brown Incorporated...................................   140,000
      Robert W. Baird & Co. Incorporated............................   140,000
      Bear, Stearns & Co. Inc.......................................   140,000
      CIBC Oppenheimer Corp.........................................   140,000
      Cowen & Company...............................................   140,000
      Crowell, Weedon & Co..........................................   140,000
      Dain Rauscher Incorporated....................................   140,000
      Donaldson, Lufkin & Jenrette Securities Corporation...........   140,000
      A.G. Edwards & Sons, Inc......................................   140,000
      EVEREN Securities, Inc........................................   140,000
      Legg Mason Wood Walker, Incorporated..........................   140,000
      Lehman Brothers Inc...........................................   140,000
      Piper Jaffray Inc.............................................   140,000
      Raymond James & Associates, Inc...............................   140,000
      The Robinson-Humphrey Company, LLC............................   140,000
      Sutro & Co. Incorporated......................................   140,000
      US Clearing Corp. ............................................   140,000
      Wheat First Securities, Inc. .................................   140,000
      Advest, Inc. .................................................    70,000
      Blaylock & Partners, L.P. ....................................    70,000
      J.C. Bradford & Co. ..........................................    70,000
      Fahnestock & Co. Inc. ........................................    70,000
      First Albany Corporation......................................    70,000
      First of Michigan Corporation.................................    70,000
      Gibraltar Securities Co.......................................    70,000
      Gruntal & Co., L.L.C. ........................................    70,000

                                                                     NUMBER OF
                                                                      SERIES 4
                                                                     PREFERRED
           UNDERWRITER                                               SECURITIES
           -----------                                               ----------
      Interstate/Johnson Lane Corporation...........................     70,000
      Janney Montgomery Scott Inc. .................................     70,000
      Josephthal & Co. Inc. ........................................     70,000
      Kennedy, Cabot & Co. .........................................     70,000
      McDonald & Company Securities, Inc. ..........................     70,000
      McGinn, Smith & Co., Inc. ....................................     70,000
      Mesirow Financial, Inc. ......................................     70,000
      Morgan Keegan & Company, Inc. ................................     70,000
      The Ohio Company..............................................     70,000
      Olde & Co., Incorporated......................................     70,000
      Pryor, McClendon, Counts & Co., Inc. .........................     70,000
      Redwood Securities Group, Inc. ...............................     70,000
      Roney & Co., LLC..............................................     70,000
      Scott & Stringfellow, Inc. ...................................     70,000
      Stephens Inc. ................................................     70,000
      Stifel, Nicolaus & Company, Incorporated......................     70,000
      Stone & Youngberg.............................................     70,000
      Trilon International Inc. ....................................     70,000
      Utendahl Capital Partners, L.P. ..............................     70,000
                                                                     ----------
          Total..................................................... 14,000,000
                                                                     ==========

  In view of the fact that the proceeds from the sale of the Series 4 Preferred Securities will ultimately be used to purchase the Series 4 Subordinated Debentures of the Corporation, the Underwriting Agreement provides that the Corporation will pay as compensation ("Underwriters' Compensation") to the Underwriters arranging the investment therein of such proceeds, an amount in immediately available funds for the accounts of the several Underwriters of $.7875 per Series 4 Preferred Security or, in the case of Series 4 Preferred Securities that have been initially allocated for sale to certain institutions, $.25 per Series 4 Preferred Security. Based on such initial allocation, the estimated aggregate Underwriters' Compensation is $10,939,000. The actual aggregate Underwriters' Compensation will depend on the number of Series 4 Preferred Securities actually purchased by such institutional investors, which may be greater or less than the initial allocation.

  The Underwriters propose initially to offer the Series 4 Preferred Securities to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of $.50 ($.15 in the case of Series 4 Preferred Securities allocated to certain institutions) per Series 4 Preferred Security. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $.30 per Series 4 Preferred Security to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

  Prior to this offering, there has been no public market for the Series 4 Preferred Securities. The Series 4 Preferred Securities have been approved for listing on the New York Stock Exchange, subject to notice of issuance. Trading of the Series 4 Preferred Securities on the New York Stock Exchange is expected to commence within a 30-day period after the initial delivery of the Series 4 Preferred Securities. The Underwriters have advised the Corporation that they intend to make a market in the Series 4 Preferred Securities prior to commencement of trading on the New York Stock Exchange, but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Series 4 Preferred Securities.

  In order to meet one of the requirements for listing the Series 4 Preferred Securities on the New York Stock Exchange, the Underwriters have undertaken to sell lots of 100 or more Series 4 Preferred Securities to a minimum of 400 beneficial holders.

  The Corporation and the Series 4 Issuer Trust have agreed to indemnify the several Underwriters against, or contribute to payments that the Underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  The Underwriters may engage in over-allotment, stabilizing transactions and covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934, as amended. Overallotment involves sales in excess of the offering size, which creates a short position for the Underwriters. Stabilizing transactions involve bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Covering transactions involve purchases of the Series 4 Preferred Securities in the open market after the distribution has been completed in order to cover short positions. Such stabilizing transactions and covering transactions may cause the price of the Series 4 Preferred Securities to be higher than it would otherwise be in the absence of such transactions.

  BancAmerica Robertson Stephens ("BARS") is a wholly-owned subsidiary of the Corporation and an affiliate of the Series 4 Issuer Trust. Accordingly, any offer and sale of the Series 4 Preferred Securities will comply with Rule 2720 of the Rules of Conduct of the National Association of Securities Dealers, Inc. (the "NASD") regarding underwriting securities of an affiliate. No NASD member participating in the offering of the Series 4 Preferred Securities will execute a transaction in the Series 4 Preferred Securities in a discretionary account without the prior written specific approval of the member's customer. This Prospectus Supplement and the accompanying Prospectus may be used by BARS in connection with offers and sales related to secondary market transactions in the Series 4 Preferred Securities. BARS may act as principal or agent in such transactions. Such sales will be made at prices related to prevailing market prices at the time of sale.

  Certain of the Underwriters or their affiliates have provided from time to time, and expect to provide in the future, investment or commercial banking services to the Corporation and its affiliates, for which such Underwriters or their affiliates have received or will receive customary fees and commissions.

                            VALIDITY OF SECURITIES

  Certain matters of Delaware law relating to the validity of the Series 4 Preferred Securities, the enforceability of the Trust Agreement and the creation of the Series 4 Issuer Trust will be passed upon by Richards, Layton & Finger, P.A., special Delaware Counsel to the Corporation and the Series 4 Issuer Trust. The validity of the Series 4 Guarantee and the Series 4 Subordinated Debentures will be passed upon for the Corporation by Orrick, Herrington & Sutcliffe LLP, San Francisco, California and for the Underwriters by Sullivan & Cromwell, Los Angeles, California. Orrick, Herrington & Sutcliffe LLP and Sullivan & Cromwell will rely on the opinion of Richards, Layton & Finger, P.A., as to matters of Delaware law. Certain matters relating to United States federal income tax considerations will be passed upon for the Corporation by Orrick, Herrington & Sutcliffe LLP.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE CORPORATION, THE ISSUER TRUST OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE CORPORATION OR THE ISSUER TRUSTS SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT
AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.
                                ---------------
                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
                          PROSPECTUS SUPPLEMENT
Risk Factors..............................................................  S-4
BankAmerica Capital IV....................................................  S-9
BankAmerica Corporation................................................... S-10
Ratio of Earnings to Fixed Charges........................................ S-10
Capitalization............................................................ S-11
Accounting Treatment...................................................... S-13
Certain Terms of Series 4 Preferred Securities............................ S-13
Certain Terms of Series 4 Subordinated Debentures......................... S-17
Certain Federal Income Tax Consequences................................... S-21
Underwriting.............................................................. S-24
Validity of Securities.................................................... S-26
                                PROSPECTUS
Available Information ....................................................    4
Incorporation of Certain Documents by Reference...........................    5
BankAmerica Corporation...................................................    6
The Issuer Trusts.........................................................    8
Use of Proceeds...........................................................    9
Description of Junior Subordinated Debentures.............................    9
Description of Preferred Securities.......................................   22
Description of Guarantees.................................................   33
Relationship Among the Preferred Securities, the Corresponding Junior
 Subordinated Debentures and the Guarantees...............................   36
Description of Debt Securities............................................   38
Book-Entry Issuance.......................................................   48
Plan of Distribution......................................................   50
Validity of Securities....................................................   51
Experts...................................................................   51

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                        14,000,000 PREFERRED SECURITIES

                             BANKAMERICA CAPITAL IV

                              7% TRUST ORIGINATED
                          PREFERRED SECURITIES,/(SM)/
                           SERIES 4 ("TOPrS/(SM)/")
                     FULLY AND UNCONDITIONALLY GUARANTEED,
                       TO THE EXTENT DESCRIBED HEREIN, BY


                               -----------------
                             PROSPECTUS SUPPLEMENT

                               -----------------

                              MERRILL LYNCH & CO.

                         BANCAMERICA ROBERTSON STEPHENS

                           MORGAN STANLEY DEAN WITTER

                            PAINEWEBBER INCORPORATED

                       PRUDENTIAL SECURITIES INCORPORATED

                              SALOMON SMITH BARNEY

                               FEBRUARY 19, 1998

-------
 (SM) "Trust Originated Preferred Securities" and "TOPrS" are service marks of
                           Merrill Lynch & Co., Inc.

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